Income Statement Data

As of and for the Years Ended December 31, (Dollars in thousands, except per share data)	2001	2000	1999	1998	1997
Gross premiums written	$53,148	$97,388	$117,808	$152,448	$100,797
Net premiums earned	33,000	98,161	80,956	128,770	92,835
Total revenue	51,820	109,910	94,735	144,092	103,070
Losses and loss adjustment expenses	28,633	96,355	82,234	114,483	68,107
Net income (loss)	$(31,292)	$(19,205)	$(13,739)	$(4,877)	$5,159
Earnings (loss) per share	$(5.53)	$(3.51)	$(2.35)	$(0.78)	$1.88
Earnings (loss) per share—assuming dilution	$(5.53)	$(3.51)	$(2.35)	$(0.78)	$1.11

Balance Sheet Data

Investments	$—	$148,335	$134,836	$177,623	$137,864
Total assets	13,181	224,674	259,248	254,443	188,264
Unpaid losses and loss adjustment expenses	—	152,597	158,944	136,316	77,784
Notes payable	4,051	12,879	16,632	2,667	456
Total liabilities	6,799	188,913	207,625	180,912	103,444
Net stockholders equity	$6,382	$35,761	$51,623	$73,531	$84,820

Note

Beginning in the fourth quarter of 2001, PAULA Financial began accounting for its investment in PAULA Insurance Company ("PICO") using the equity method. Consequently, PICO's balance sheet amounts are excluded from the consolidated financial statements at year end 2001 and the consolidated operating results for 2001 only reflect the result of PICO's operation in the individual income and expense line items for the first nine months of 2001 while the fourth quarter activity is reflected as equity in net loss of PICO. As of December 31, 2001, PAULA Financial is carrying its investment in PICO at $-0-.

To Our Stockholders, Employees & Clients:

In the big picture, insurance occupies a small frame. It is our frame of reference, however, and therefore it can be all preoccupying, and it should be from the point of view of our investors. Insurance is an inherently complicated business to describe in simple terms, and for those of you who know me, I am loathe to scapegoat our results on outside influences when they disappoint, and disappoint they have in 2001. Since 1946 we have operated an agency business. Since 1975 we have operated an insurance underwriting company in addition to our agency business. In 2001 we terminated the underwriting operation. The agency business continues. This may be as far as you need to read. The rest of my letter provides you with my point of view and business insights and neither goes very far to assuage the ($5.53) results for 2001.

Climate v. Weather

A debate about global warming has been on the minds of climatologists and public policy analysts for years, and achieving consensus on the question, "is the planet warming?" still alludes those devoted to understanding the issue.

There is evidence that the Great Barrier Reef and its associated coral forests are in decline and the water temperature in the region is elevated relative to historical periods, about this fact there is no disagreement. Could be global warming. If the decline trend continues it feels like a huge loss ahead of us since no one can recall a world without the presence and beauty of this phenomenal landmark.

It is also hard to recall the last time "acid rain" dominated a news broadcast in the United States or Europe. And Los Angeles reported its cleanest air quality summer in decades in 2001. This could suggest that good public policy and engineering innovation can remedy large environmental challenges.

To understand one's perspective on a question as complex as global warming, it is essential to remember that Climate is not Weather. Global warming is a question of climate. All the data is about weather. Climate, if it is changing, is best measured in large units of time, a century would be a small unit, a decade a mere fraction. Weather is measured in days.

If the weather becomes ruinous, one must consider options that include repositioning. It does no good to rail at the sun or a state fund, or a unicover or whatever.

At a minimum, it is apparent that the weather at PAULA, in the area of underwriting, has been dismal for the past five years, so much so that this game is now over. The repositioning is in. We deconsolidated the insurance operation in the fourth quarter. If you are a new follower of the Company, I have selected some previous period weather reports for your understanding. If you are an intrepid follower of PFCO, then you will recall the foul weather gear that has been the official garb of the Company for some time.

1998

"With franchise, proprietary delivery and products, loyal agents, fully invested employees and faithful customers—what could be better? Little, save for one item:
industry pricing in California remains highly competitive."

1999

"The past few years have challenged the Company
more than any period of its 54 year history."

"The insurance sector itself has rarely been so unattractive a place for investment.
I heard one analyst... describe the sector as 'radioactive'... No one seems to have a clue..."

"In recent years a tolerable margin of error has been reduced dramatically.
Consequently, I am persuaded that good insurance people would question the wisdom of continuing the underwriting business under current market conditions."

"...I thought the West Coast insurance industry (workers' compensation) might be on its way to becoming the financial services equivalent of a developing country... when it would cease all investment in its infrastructure and its people, and like developing economies, the burden of deferred maintenance would increase dramatically. Attracting capital would cease... Brains would follow the capital, somewhere else.
Can you imagine recruiting new graduates from business school to the industry today?"

"Will PAULA be profitable in 2000? I doubt it."

"The fact is that the underwriting business today is a lousy business."

2000

"PAULA had what some might call a religious experience in California: a perfect storm...
PAULA needed every dime of its capital to staunch the leakage in its underwriting business."

"As a small specialty company we have to be diligent about acknowledgement of the good and bad aspects of our business quickly.
And given the carnage of the current environment, being large, on its face, seems to offer little advantage."

2001

since de-regulation...
 "the California workers' compensation marketplace has been unprecedented in the burden it has placed underwriting companies; no one has been exempt, including PAULA Insurance Company."

On 28 February 2002, PAULA Insurance Company announced that it was terminating its underwriting operation and would be reporting net negative surplus for the year ending 2001. PFCO's investment in PAULA Insurance Company was written down to zero in the fourth quarter and I refer you to a full explanation of this process and the associated accounting treatment in the 2001 10-K.

Some would argue that it is a great time to be an underwriter—prices are up. But on the point of up pricing, a last word about the condition of California workers' compensation:

Fact: Workers' compensation pricing increased 122% between 1989 and 1993.
Fact: Current pricing is approximately 95% of 1989 levels.
Fact: New benefits in California are on their way beginning January 2003.

We regret having to exit a business that we built and developed for 27 years. As competitive people, this sucks. As business people we have made the decision to pursue shareholder value, prospectively, via our agency business.

How has the same weather data effected the agency business?

Pan American Underwriters, ("PAU") is thriving.

The Board of Directors, considering the Company's options, has chosen to focus the earnings prospects for the shareholders on the PAU distribution business—with full emphasis on the agency's agribusiness specialty in California and Arizona.

PAU has strong operating margins before PFCO corporate overhead, and is a significant producer of group medical and workers' compensation products, both of which are experiencing double digit pricing expansion. The markets available to the agency are tested and represent sufficient capacity to PAU to absorb the remainder of the PAULA Insurance Company business that will rotate to new markets throughout 2002.

PAU has been quite effective at integrating agency acquisitions in the past. Emphasis on integration has kept management's attention on margin enhancement and fixed cost containment, in contrast to top line. Consequently, the value of the PAU franchise has been increasing at a faster rate than its gross commissions.

In recent years the challenges of the underwriting business have stolen attention from PAU and acquisition activity has been almost nil for the last three plus years. We are not signaling a near term emphasis on acquisitions, but it deserves mention that the skills appropriate to achieve effective post merger integration are tested and ready.

On a tactical level, the Company will require the first two quarters of 2002 to complete the discontinuation of PAULA Insurance Company. We will be reviewing a new role for PAULA Financial, in the absence of the underwriting business, to position the company to make the most of its distribution business opportunities. This should lead us to lean out the holding company and to streamline its burden to PAU in the absence of the regulatory compliance demands that have been part and parcel of managing an underwriting facility.

It may not be easy in the near term to re-establish institutional interest in the PFCO symbol given that the market capitalization of the company is so modest after deconsolidating the underwriter. For the patient holder, and this description applies to all of us, the value embedded in the agency is much easier to measure than anything like picking loss reserves. We are confident that time will allow the market to recognize this fact. If this occurs we would expect that the PFCO share price will more closely resemble the enterprise value of PAU.

We plan to work intently this year in order to ascertain the rate at which we can grow organic top line. We will reevaluate acquisition opportunities and how they build value for PAU as the year ahead unfolds—as we keep one eye on an eventual pay day for our holders.

Weather v. Climate?

Berkshire Hathaway reported a decline in book value in 2001, the first time in 37 years—and it came as a result of underwriting outcomes in their insurance segment.

The climate for underwriting does not appear to be overcoming its disconnect from the capital it requires in order to function. ROI for this industry, almost regardless of line, is poor. If this is not a permanent change, it seems for certain that the commoditization of property and casualty products is—and the differentiation required to build value for which customers will pay is more ephemeral than ever. Inadequate returns often lead to more consolidation—and we are contributing to it in our small way with the discontinuation of PAULA Insurance. Does any one remember when the underwriting industry consolidated by default via record insolvencies? Is this weather or climate change?

The weather for distribution, on the other hand, appears to be positive even as the frictional costs of getting more product to fewer markets interferes with some of the perceived opportunity.

If you segment PAU from PFCO, it earned $.16 per share in 2001. You would never know it with all the emphasis on the insurance underwriting weather reports.

Cordially,
Jeffery A. Snider
Chairman and Chief Executive Officer

We want to acknowledge and publicly thank all the following underwriting partnerships who supported PAULA Insurance Company:

General Cologne Reinsurance
Insurance Corporation of Hannover
Everest Reinsurance Company
Towers-Perrin

PAULA FINANCIAL & SUBSIDIARIES

For over 50 years
Annual Report CD Index • Letter from the Chairman • Financial Highlights • Annual Report on Form 10-K for the Year Ended December 31, 2001	PAULA has served the insurance needs of agribusiness employers

Corporate Office
300 North Lake Avenue
Suite 300
Pasadena, CA 91101
(626) 304-0401
www.paula.com

Corporate Counsel
Morgan Lewis
Counselors at Law
101 Park Avenue
New York, NY 10178-0060

Independent Auditors
KPMG LLP
355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071

Stock Listing
The Company's stock is traded
on the Nasdaq Stock Market
under the symbol "PFCO."

Stockholder Information
Stockholder information or a hard copy
of the Annual Report materials may be
obtained by writing to the Investor Relations
Department at the above Corporate address
or at investorrelations@paula.com

Stockholder Account Information
Mellon Investor Services LLC is the transfer
agent, registrar and dividend disbursing agent
for the Company. Stockholders of record with
questions about lost certificates, lost or missing
dividend checks, or notification of change of
address should contact:

Mellon Investor Services LLC
Overpeck Center
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 356-2017
www.melloninvestor.com